FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (the Company)

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Canada

2.	Date of Material Change

December 16, 2013.

3.	News Release

News releases were issued on December 16, 2013 and were disseminated through the facilities of the Marketwired newswire service. Copies of the press releases were filed on SEDAR.

4.	Summary of Material Change

On December 16, 2013, the Company provided an update on Oyu Tolgoi, project financing and financial and production guidance for 2014.

The Company announced that on December 12, 2013, the Oyu Tolgoi LLC Board unanimously approved the 2014 operating budget.

The Company also announced that on April 17, 2013, Rio Tinto signed commitment letters with 15 commercial banks that locked in pricing and terms for the Oyu Tolgoi project financing. Rio Tinto has received extensions to the commitment letters from the 15 commercial banks that now expire on March 31, 2014.

5.1	Full Description of Material Change

On December 16, 2013, the Company provided an update on Oyu Tolgoi, project financing and financial and production guidance for 2014.

The Company announced that on December 12, 2013, the Oyu Tolgoi LLC Board unanimously approved the 2014 operating budget. This is an important step in preparation for the mine’s first full year of operations.

In 2014, production from Oyu Tolgoi is expected to be 150,000 to 175,000 tonnes of copper in concentrates and 700,000 to 750,000 ounces of gold in concentrates. Operating cash costs are expected to be approximately US$1 billion and capital expenditure is expected to be US$160 million of which approximately US$80 million relates to sustaining capital. During 2014, Oyu Tolgoi intends to draw down inventory and return to more normal levels of approximately four to six weeks of production.

The Company also announced that on April 17, 2013, Rio Tinto signed commitment letters with 15 commercial banks that locked in pricing and terms for the Oyu Tolgoi project financing. Rio Tinto has received extensions to the commitment letters from the 15 commercial banks that now expire on March 31, 2014. The Company and Rio Tinto remain focussed on securing project finance to fund the Oyu Tolgoi Project with the full support of the Government of Mongolia.

All parties are committed to resolving the shareholder issues and advancing the necessary steps to restart the underground mine; including resolution of the shareholder issues, completion of the feasibility study, project financing, permitting and approvals. The feasibility study remains on track for completion in the first half of 2014.

The Company further announced that on December 13, 2013, a purported class action complaint was filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws by the Company and certain of its officers and/or directors arising out of the Company’s restatement attributable to revisions to the recognition of revenue by SouthGobi Resources Ltd., as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against it.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of the officer of the Company through whom an executive officer who is knowledgeable of the material change and this report may be contacted is:

Allison Snetsinger

Assistant Corporate Secretary

Suite 354 – 200 Granville Street

Vancouver, British Columbia

V6C 1S4

Telephone: (604) 331-9876

9.	Date of Report

December 16, 2013.

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